Exhibit 8.1

Morgan Lewis

Counselors at Law

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

December 30, 2004

American Financial Realty Trust

1725 The Fairway

Jenkintown, PA 19046

Dear Ladies and Gentlemen:

We have acted as tax counsel to American Financial Realty Trust, a Maryland real estate investment trust (the “Company”), in connection with the registration statement on Form S-3, as amended (File No. 333-119602), filed by the Company with the Securities and Exchange Commission on December 30, 2004 (the “Registration Statement”). In this regard, we have been asked to provide our opinion as to the discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Considerations.” We have further been asked to provide our opinion as to the Company’s qualification for taxation as a real estate investment trust (a “REIT”) for federal income tax purposes.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (the “Regulations”) and interpretations of the foregoing as expressed in court decisions and administrative determinations as of the date hereof (or, where applicable, as in effect during earlier periods in question). These provisions and interpretations are subject to changes that might result in modifications of our opinions.

For purposes of rendering the opinions contained in this letter, we have reviewed the Registration Statement and such other documents, law and facts as we have deemed necessary. In our review, we have assumed the genuineness of all signatures; the proper execution of all documents; the authenticity of all documents submitted to us as originals; the conformity to originals of all documents submitted to us as copies; and the authenticity of the originals of any copies.

In connection with the opinions rendered below, we have assumed, with your consent, that:

American Financial Realty Trust

December 30, 2004

1.    during its taxable year ending December 31, 2004 and future taxable years, the Company will operate in a manner that will make the factual representations contained in a certificate dated the date hereof and executed by a duly appointed officer of the Company (the “Officer’s Certificate”) true for such years;

2.    the Company will not make any amendments to its organizational documents or the operating partnership agreement of First States Group, L.P. (the “Operating Partnership Agreement”) after the date of this opinion that would affect its qualification as a REIT for any taxable year;

3.    each partner of First States Group, L.P. (a “Partner”) that is a corporation or other entity has a valid legal existence;

4.    each Partner has full power, authority, and legal right to enter into and to perform the terms of the Operating Partnership Agreement and the transactions contemplated thereby; and

5.    no action will be taken by the Company, First States Group, L.P., or the Partners after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In connection with the opinions rendered below, we have relied on your representation that the information contained or referenced in the Officer’s Certificate and the Registration Statement, or otherwise furnished to us, accurately describes all material facts relevant to our opinions. Where the factual representations contained or referenced in the Officer’s Certificate involve matters of law, we have explained to the Company’s representatives the relevant and material sections of the Code, the Regulations, published rulings of the Internal Revenue Service (the “IRS”) and other relevant authority to which such representations relate and are satisfied that the Company’s representatives understand such provisions and are capable of making such representations. After reasonable inquiry, we are not aware of any facts inconsistent with the representations set forth in the Officer’s Certificate.

Based upon and subject to the foregoing, we are of the opinion that, for federal income tax purposes, (a) the Company properly elected and otherwise qualified to be taxed as a REIT under the Code commencing with its initial taxable year ended December 31, 2002 through its taxable year ended December 31, 2003, (b) the current and proposed method of operations of the Company as described in the Registration Statement and as represented by the Company will enable the Company to continue to satisfy the requirements for such qualification and taxation as a REIT under the Code for future taxable years, and (c) the discussion contained in the Registration Statement under the caption “Material United States Federal Income Tax Considerations” (the “Tax Section”) fairly summarizes the federal income tax consequences that are material to a holder of the notes registered pursuant to the Registration Statement.

American Financial Realty Trust

December 30, 2004

We express no opinion other than the opinions expressly set forth herein. Our opinions are not binding on the IRS and the IRS may disagree with our opinions. Although we believe that our opinions would be sustained if challenged, there can be no assurance that this will be the case. Our opinions are based upon the law as it currently exists. Consequently, future changes in the law may cause the federal income tax treatment of the matters referred to herein and in the Tax Section to be materially and adversely different from that described above and in the Tax Section. In addition, any variation in the facts from those set forth in the Registration Statement, the representations contained or referenced in the Officer’s Certificate or otherwise provided to us may affect the conclusions stated in our opinions. Moreover, the Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet, for each taxable year, various tests imposed under the Code. These include, among others, tests relating to asset composition, operating results, distribution levels and diversity of stock ownership. We will not review (and have not reviewed) the Company’s compliance with these tests for the Company’s current or future taxable years. Accordingly, no assurance can be given that the actual results of the Company’s operations for any such current or future taxable year will satisfy (or will have satisfied) the requirements for the Company to qualify (or to have qualified) as a REIT.

This opinion letter is solely for the information and use of the addressee and the holders of the notes registered pursuant to the Registration Statement, and it speaks only as of the date hereof. This opinion letter may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document without our express written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ MORGAN, LEWIS & BOCKIUS LLP

MORGAN, LEWIS & BOCKIUS LLP